UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2008

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION
Name of person dealing (Note 1)	See attached Schedule
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	See attached Schedule

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)
	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part A)	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part A)	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part B)	N/A

(c) Rights to subscribe (Note 3)
Class of relevant security:	Details
See attached Schedule (Part C)

3. DEALINGS (Note 4)

(a) Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
See attached Schedule (Part D)

(b) Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
See attached Schedule (Part E)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
See attached Schedule (Part F)

(ii) Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
See attached Schedule (Part G)

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
See attached Schedule (Part H)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO
Date of disclosure	25 November 2008
Contact name	Elizabeth Hobley
Telephone number	+44 20 7802 4054
Name of offeree/offeror with which Associated	BHP Billiton Limited
Specify category and nature of Associate status (Note 10)	Category (3) - directors (together with their close relatives and related trusts) of subsidiaries of BHP Billiton Plc and BHP Billiton Ltd and fellow subsidiaries and their associated companies

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SCHEDULE
Form 8.1 Aggregated Dealings Disclosure

Part A - Interests and short positions (following dealing) in the class of relevant security dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
Lewis Wayne Isaacs

23,800 Ordinary shares in BHP Billiton Limited

(0.0007092%)

[Note: These are held as 11,900 ADRs. The current ratio of ordinary shares to ADRs is 2:1]

82 Ordinary shares in BHP Billiton Limited

(0.0000024%)

23,882 Ordinary shares in BHP Billiton Limited (0.0007116%)
Thomas Peregoodoff	3,617 Ordinary shares in BHP Billiton Limited (0.0001078%)						3,617 Ordinary shares in BHP Billiton Limited (0.0001078%)
Greg Hannan	6,534 Ordinary shares in BHP Billiton Limited (0.0001947%)						6,534 Ordinary shares in BHP Billiton Limited (0.0001947%)
Glenn Kellow	64,012 Ordinary shares in BHP Billiton Limited (0.0019073%) [Note: includes 4,000 shares issued under the Employee Share Plan 1992 to 1995 under loan]						64,012 Ordinary shares in BHP Billiton Limited (0.0019073%) [Note: includes 4,000 shares issued under the Employee Share Plan 1992 to 1995 under loan]

Part B - Interests and short positions in relevant securities of the company, other than the class dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
N/A

Part C - Rights to subscribe
Name	Details
Lewis Wayne Isaacs	5,671 Deferred Shares awarded under the Group Incentive Scheme 2007. 160,000 Performance Shares awarded under the Long Term Incentive Plan 2004, 2005, 2006 and 2007.
Thomas Peregoodoff	1,536 Deferred Shares awarded under the Group Incentive Scheme 2007. 20,000 Performance Shares awarded under the Long Term Incentive Plan 2005, 2006 and 2007.
Greg Hannan	20,000 Performance Shares awarded under the Long Term Incentive Plan 2004, 2005 and 2006.
Glenn Kellow

80,000 Performance Shares awarded under the Long Term Incentive Plan 2005, 2006 and 2007.

6,373 Deferred Shares awarded under the Group Incentive Scheme 2007.

12,391 shares awarded under the Employee Share Plan 1999.

Part D - Purchases and Sales
Name	Date of dealing	Purchase/Sale	Number of relevant securities	Price per unit
Lewis Wayne Isaacs	24.10.08	Sale	10,327	AUD$24.38
Greg Hannan	29.10.08	Purchase	1,000	AUD$26.28
Glenn Kellow	22.08.08 13.10.08 24.10.08	Sale Sale Sale	3,444 7,237 8,806	AUD$40.1719 AUD$29.85 AUD$24.34

Part E - Derivative Transactions
Name	Date of dealing	Product name (e.g. contract for difference)	long/short	Number of relevant securities	Price per relevant security
N/A

Part F - Writing, selling, purchasing or varying options
Name	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A

Part G - Exercising Options
Name	Date of exercise	Product name (e.g. option/award)	Number of relevant securities acquired	Exercise price per relevant security
Thomas Peregoodoff	31.10.08 31.10.08	Group Incentive Scheme 2005 Group Incentive Scheme 2006	1,473 2,144	0 0
Glenn Kellow	22.08.08 13.10.08 24.10.08	Group Incentive Scheme 2006 Performance Share Plan 2000 Performance Share Plan 2001	10,668 23,245 25,278	0 0 0

Part H - Other dealings

Name	Date of exercise	Number of securities to which the dealing relates	Nature of transaction	Details	Price per unit (if applicable)
N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 25 November 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary